February 26, 2009

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

UTEK Corporation

Amendment to Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of UTEK Corporation (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1.	a copy of the rider to the fidelity bond covering the Company, extending the term of the Fidelity Bond from February 15, 2009 to August 15, 2009

2.	a Certificate of the Corporate Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (813) 754-4330.

Very truly yours,

UTEK Corporation

/s/ Carole R. Wright
Carole R. Wright
Corporate Secretary and Chief Financial Officer

UTEK CORPORATION

Secretary’s Certificate re Fidelity Bond Approval

The undersigned, Carole R. Wright, Corporate Secretary of UTEK Corporation, a Delaware corporation (the “Company”), does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of a rider to the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g–1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period February 15, 2008 to August 15, 2009.

IN WITNESS WHEREOF, I have executed this certificate this 26th day of February, 2009.

/s/ Carole R. Wright
Carole R. Wright
Corporate Secretary and CFO

Approval of Fidelity Bond Extension

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (collectively, inclusive of the rules and regulations promulgated thereunder, the “1940 Act”), and Rule 17g-1(a) thereunder, requires a business development company (a “BDC”) to provide and maintain a bond that shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities (each, a “covered person”); and

WHEREAS, Rule 17g-1 the “Rule” specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by the Rule; and

WHEREAS, the Rule requires that a majority of directors who are not “interested persons” of the BDC approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule; and

WHEREAS, under the Rule, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board of Directors in connection with the bond as specified in the accompanying memorandum attached hereto, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and the Rule, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued the amount of $400,000 (the “Fidelity Bond”) are hereby ratified and extended through August 15, 2009; and

FURTHER RESOLVED, that the officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to provide and maintain the Fidelity Bond on behalf of the Company;

FURTHER RESOLVED, that the Secretary of the Company is hereby designated as the officer of the Company who shall make the filings with the U.S. Securities and Exchange Commission (the “SEC”) and give the notices to each member of the Board of Directors, as required by Rule 17g-1(f) under the 1940 Act; and

FURTHER RESOLVED, that the Secretary of the Company is hereby authorized and directed, to make the filings and give the notices referenced in the preceding resolution, including the filing with the SEC, within 10 days after the Company receives the executed Fidelity Bond, or any amendment thereto, of the documents specified in Rule 17g-1(g)(1)(B); and

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take all other actions as they may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions taken prior to the adoption of these resolutions by any officer of the Company in connection with the Fidelity Bond and the matters contemplated thereby or by the foregoing resolutions, are hereby ratified and confirmed.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

UTEK Corporation		00566108B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2009	February 15, 2008 to August 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on August 15, 2009

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.